

January 14, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Infrastructure
Capital Bond Income ETF, a series of Series Portfolios Trust, under the Exchange Act
of 1934.

Sincerely,

Craig A. Marts